UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2013

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS OLEG KORZHOV’S APPOINTMENT AS COMPANY’S CHIEF EXECUTIVE OFFICER

Moscow, Russia – December 31, 2013 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces the appointment of the company’s
Senior Vice-President for Economics and Management Oleg Korzhov as Mechel OAO’s
Chief Executive Officer. This decision was approved by the company’s Board of
Directors and is valid starting on January 1, 2014. Evgeny Mikhel, who occupied this post since 2010, left the company by his own wish.
“We are sincerely grateful to Evgeny Mikhel who led the company in complicated times and wish him the best of luck in his future career. He achieved great progress in implementing the company’s revised strategy, and under his leadership Mechel completed key investment projects and sold most of its non-core assets.
“Oleg Korzhov is an expert in his field, with great experience. We are sure that he has the ability to bring Mechel to a new level of development and successfully resolve the tasks that the company faces,” Chairman of Mechel OAO’s
Board of Directors Igor Zyuzin noted.
Prior to his appointment Oleg Korzhov is Senior Vice President for Economics and
Management of Mechel OAO since October 2011. From April 2009 to October 2011 he was Mechel OAO’s Vice President in charge of business planning and analysis.
Since July 2008 to April 2009 he had the position of Deputy Chief Executive
Officer for economy and finance of Mechel Management Company OOO. Prior to that he was working as Director of the Economy and Planning Department at Mechel
Management Company OOO for two years. From 2005 to 2006 Mr. Korzhov held the position of director for the economy and planning office at Mechel OAO. He was
Director for economy and finance at Nizhnetagilsky Metallurgical Plant (NTMP) of
Evrazholding Company OOO from 2003 until 2005. In the period between 1998 and
2003 he was Deputy Head of Economy Department and then head of economy department at Nizhnetagilsky Metallurgical Plant OAO. From 1997 to 1998 he was
Executive Officer of Nikoremstroy OAO and in 1995-1997 -- deputy chief executive officer for economy and finance Nikoremstroy OAO (NTMP OAO’s subsidiary). In the period from 1993 to 1995 he worked at various positions at Nizhnetagilsky
Metallurgical Plant.
He graduated from Urals Polytechnic Institute named after S. M. Kirov in 1993 with the degree in economy and management in metallurgy. He had his post-graduate education in the Academy of National Economy under the Government of the Russian Federation with the degree in general management in 2002. He has a PhD in Economy.
***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
ekaterina.videman@mechel.com
***
Mechel is an international mining and steel company which employs over 80,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: December 31, 2013	By:	Evgeny V. Mikhel
	Name:	Evgeny V. Mikhel
	Title:	CEO